245 Summer Street

Fidelity® Investments

Boston, MA 02210

July 7, 2022

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: File Room

RE:	Fidelity Greenwood Street Trust (the trust): File Nos. 333-261594 and 811-23762 CIK: 00001898391 Request for Withdrawal of Amendment to Registration Statement on Form N-1A

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended ("Securities Act"), Fidelity Greenwood Street Trust (the trust): File Nos. 333-261594 and 811-23762 hereby requests the withdrawal of Post-Effective Amendment No. 1 to its registration statement filed under the Securities Act of 1933 (the “Amendment”), which was filed on Form N-1A.

The Amendment was submitted via EDGAR and accepted by the Securities and Exchange Commission on 06/08/2022 (Accession No. 0001193125-22-169898). The Amendment was filed to register multiple share classes of Fidelity Hedged Equity Fund (the fund), a series of the Trust. However, certain share classes – Class A, Class M, Class C, Class I and Class Z - were erroneously identified as classes of a separate series, Fidelity Advisor Hedged Equity Fund.

The trust has no intention to offer any classes of Fidelity Advisor Hedged Equity Fund.

The trust later filed on June 8, 2022 Post-Effective Amendment No. 2 to its registration statement under Rule 485(a) of the Securities Act to register Fidelity Hedged Equity Fund, Class A, Class M, Class C, Class I and Class Z shares as classes of the fund.

Very truly yours,

/s/Cynthia Lo Bessette

Cynthia Lo Bessette

Secretary of the Trust